UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                          FORM 12b-25                -------------------------
                                                     |    SEC FILE NUMBER     |
                  NOTIFICATION OF LATE FILING        |       001-10061        |
                                                     -------------------------
                                                     -------------------------
                                                     |      CUSIP NUMBER      |
                                                     |       543213 10 2      |
                                                     -------------------------


(Check one): [  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q
             [  ] Form N-SAR  [  ] Form N-CSR
             For Period Ended:_______________________________

               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [ X] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
             For the Transition Period Ended: December 31, 2005

______________________________________________________________________________
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.|
    Nothing in this form shall be construed to imply that the Commission has  |
                  verified any information contained herein.                  |
______________________________________________________________________________|

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
-------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Longview Fibre Company
-------------------------------------------------------------------------------
Full Name of Registrant

-------------------------------------------------------------------------------
Former Name if Applicable

300 Fibre Way
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Longview, Washington 98532
-------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


        | (a) The reason described in reasonable detail in Part III of this
        |     form could not be eliminated without unreasonable effort or
        |     expense
        |
        | (b) The subject annual report, semi-annual report, transition report
        |     on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X|     |     portion thereof, will be filed on or before the fifteenth
        |     calendar day following the prescribed due date; or the subject
        |     quarterly report or transition report on Form 10-Q or subject
        |     distribution report on Form 10-D, or portion thereof, will be
        |     filed on or before the fifth calendar day following the
        |     prescribed due date; and
        |
        | (c) The accountant's statement or other exhibit required by Rule
        |     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)

         We did not file our Transition Report on Form 10-Q for the transition period from November 1, 2005 to December 31, 2005 (the "Transition Report") by the filing deadline of February 9, 2006 because, although we dedicated significant resources to, and timely began, the preparation of the filing, the process of finalizing our financial statements and related disclosures for inclusion in the Transition Report could not be completed prior to such filing deadline. Our inability to file the Transition Report within the prescribed time period reflected the cumulative impact of (i) the unusually short period of time between the filing deadline for our Annual Report on Form 10-K for the fiscal year ended October 31, 2005 (the "Annual Report"), including management's initial internal-control report pursuant to Section 404 of the Sarbanes-Oxley Act, and the filing deadline for the Transition Report, (ii) the lengthy process of assessing and testing the remediation measures and updating the disclosure relating to the material weaknesses in our internal control over financial reporting described in the Annual Report, (iii) the need to consider new financial reporting requirements with respect to matters previously not applicable to us, including our corporate reorganization in connection with our REIT conversion, and (iv) the additional requirements, relative to those associated with regular quarterly financial reporting, applicable to preparation of transition-period financial statements.

         The filing date of the Transition Report is February 10, 2005.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
        Lisa J. McLaughlin            (360)                    425-1550
     ________________________    ________________      _________________________
              (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
     is no, identify report(s).                        Yes [x]     No [ ]

_______________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       Yes [x]     No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)


                                                                          Two Months Ended
                                                                             December 31
(thousands except per share)                                              2005              2004
_______________________________________________________________   _______________________________
Net sales
     Timber....................................................   $      27,425  $         26,613
     Paper and paperboard......................................          42,089            45,346
     Converted products........................................          74,032            73,832
                                                                  ________________________________
                                                                        143,546           145,791
                                                                  ________________________________

Cost of products sold, including outward freight...............         125,187           120,993
Gross profit...................................................          18,359            24,798
                                                                  ________________________________

Gain on disposition of capital assets..........................          (1,348)             (354)

Selling, administrative and general expenses...................          17,644            14,228

Operating profit (loss)
     Timber....................................................          14,310            12,633
     Paper and paperboard .....................................          (5,903)           (1,075)
     Converted products .......................................          (6,344)             (634)
                                                                  ________________________________
                                                                          2,063            10,924
                                                                  ________________________________

Interest income................................................             102                30
Interest expense...............................................          (6,200)           (6,111)
Other income (expense).........................................          (5,118)              280
                                                                  ________________________________
Income (loss) before taxes.....................................          (9,153)            5,123
                                                                  ________________________________

Provision (benefit) for taxes
     Current...................................................              33               139
     Deferred..................................................          (3,333)            1,757
                                                                  ________________________________
                                                                         (3,300)            1,896
                                                                  ________________________________

Net income (loss)..............................................   $      (5,853) $          3,227
                                                                  ================================

Per share data
     Net income (loss).........................................   $       (0.11) $           0.06
     Dividends.................................................   $           -                 -

Weighted average shares outstanding............................          51,077            51,077



             Two-Month Period Ended December 31, 2005 Compared With
                    Two-Month Period Ended December 31, 2004

Consolidated Results

Net sales - Net sales for the two-month period ended December 31, 2005 were $143.5 million, compared with $145.8 million for the two-month period ended December 31, 2004, a decrease of 1.5%. This decrease reflected a decrease in net sales of $3.3 million, or 7.2%, in our paper and paperboard segment partially offset by increases in net sales of $0.8 million, or 3.1%, in our timber segment and $0.2 million, or 0.3%, in our converted products segment. See "--Selected Segment Results" below.

Cost of products sold - Cost of products sold for the two-month period ended December 31, 2005 was $125.2 million, or 87.2% of net sales, compared with $121.0 million, or 83.0% of net sales for the two-month period ended December 31, 2004. This increase of $4.2 million was due primarily to a 7.2% increase in logging and hauling costs, a 6.7% and 1.5% increase in labor costs per ton of production in our paper and paperboard and converted products segments, respectively, and higher fuel prices. Cost of products sold was favorably impacted by a 2.1% decrease in fiber costs. Our cost of products sold also includes depreciation, depletion and amortization costs, consisting primarily of depreciation of our plant and equipment, the depletion cost of timber harvested and to a lesser degree, amortization of logging roads. This expense was $13.1 million and $13.6 million for the two-month period ended December 31, 2005 and for the two-month period ended December 31, 2004, respectively, of which $11.8 million and $12.6 million were included in cost of products sold for the respective periods, with the balance charged to selling, administrative and general expenses.

Gain on disposition of capital assets - Gains on disposition of capital assets for the two-month period ended December 31, 2005 were $1.3 million, or 0.9% of net sales, compared with $0.4 million, or 0.2% of net sales, for the two-month period ended December 31, 2004. The increase was primarily due to nonmonetary exchanges of certain timberland properties that we consummated during the period and recognized consistent with Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets-An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions," which we adopted in November 2005.

Selling, administrative and general expenses - Selling, administrative and general expenses for the two-month period ended December 31, 2005 were $17.6 million, or 12.3% of net sales, compared with $14.2 million, or 9.8% of net sales for the two-month period ended December 31, 2004. Selling, administrative and general expenses increased by $3.4 million or 24.0% and increased as a percentage of net sales primarily due to costs associated with the implementation of our enterprise resource planning system and legal and consulting costs associated with the REIT conversion and Sarbanes-Oxley compliance.

Operating profit - Operating profit for the two-month period ended December 31, 2005 was $2.1 million, or 1.4% of net sales, compared with $10.9 million, or 7.5% of net sales for the two-month period ended December 31, 2004. See "--Selected Segment Results" below.

Income (loss) before taxes - Loss before income tax was $9.2 million for the two-month period ended December 31, 2005 as compared with income before tax of $5.1 million for the two-month period ended December 31, 2004. Included in the loss before income tax was Other expense of $5.5 million of prepayment premiums, unamortized debt issuance costs, and fees associated with the prepayment of $124.5 million principal amount of our then-outstanding senior notes and $54.0 million under our former credit agreement. Interest expense increased 1.5% due to increased interest rates substantially offset by a lower level of borrowing.

Provision (benefit) for taxes on income - The benefit for income taxes was $3.3 million reflecting a tax rate of 36.1% for the two-month period ended December 31, 2005. The provision for taxes was $1.9 million reflecting a tax rate of 37.0% for the two-month period ended December 31, 2004. The change in the effective tax rate from December 2004 is the result of the impact of non-deductible permanent differences, as well as minimum tax payments due in certain states.

Net income (loss) - For the reasons noted above, we incurred a net loss of $5.9 million for the two-month period ended December 31, 2005, as compared with net income of $3.2 million for the two-month period ended December 31, 2004.

Selected Segment Results

Timber

                                                        Two months ended
                                                          December 31                     Percentage
                                                       2005          2004             Increase/(Decrease)
                                                 _______________________________    ________________________
Timber net sales, $ millions                      $    27.4      $    26.6                   3.1%
Timber operating profit, $ millions                    14.3           12.6                  13.3
Logs, thousands of board feet                        37,874         40,561                  (6.6)
Lumber, thousands of board feet                       9,675         10,095                  (4.2)
Logs, $/thousand board feet                       $     628      $     574                   9.4
Lumber, $/thousand board feet                           377            332                  13.6


Timber net sales for the two-month period ended December 31, 2005 were $27.4 million compared with $26.6 million for the year ago comparable period. This increase was due to log and lumber weighted-average price increases of 9.4% and 13.6%, respectively, partially offset by a decrease in log and lumber volume of 6.6% and 4.2%, respectively. Although demand for logs was strong, volume declined due to reduced harvest levels resulting from downtime during the holidays and wet winter weather. Domestic lumber sales increased 8.9% as a 13.6% increase in average prices more than offset a 4.2% decline in volume. We expect to meet our annual target sales plan of 250 to 260 million board feet for calendar year 2006.

Domestic log sales for the two-month period ended December 31, 2005 decreased 9.9% compared to the year ago comparable period due to a 16.5% decrease in volume sold partially offset by a 7.9% increase in price. Volume decreased due to reduced harvest levels and proportionately more volume sold in the export market. Export sales for the two-month period ended December 31, 2005 were $5.9 million, or 21.6% of timber net sales, compared with $3.4 million, or 12.8% of timber net sales, for the two-month period ended December 31, 2004. The volume increase was due to the timing of delivery to export ships.

Operating profit for the two-month period ended December 31, 2005 was $14.3 million compared with $12.6 million for the year ago comparable period. The primary reason for the 13.3% improvement was the gain associated with the sale of timberlands in the amount of $1.6 million. Operating profit was favorably impacted by log and lumber price increases and a 19.6% decrease in depletion costs due to harvest location, partially offset by a 7.2% increase in logging and hauling costs driven by high fuel costs.

Paper and Paperboard

                                                        Two months ended
                                                           December 31                    Percentage
                                                      2005           2004             Increase/(Decrease)
                                                  ______________________________    ________________________
Paper and paperboard net sales,
   $ millions                                      $    42.1     $    45.3                   (7.2)
Paper and paperboard operating
   loss, $ millions                                     (5.9)         (1.1)                    -
Paper, tons                                           49,096        60,239                  (18.5)
Paperboard, tons                                      32,042        24,873                   28.8
Paper, $/ton FOB mill equivalent                   $     584     $     551                    6.0
Paperboard, $/ton FOB mill equivalent                    333           356                   (6.5)

Paper and paperboard net sales for the two-month period ended December 31, 2005 were $42.1 million compared with $45.3 million for the two-month period ended December 31, 2004. Paper net sales for the two-month period ended December 31, 2005 decreased $5.3 million, or 14.6%, compared to the year ago comparable period due to an 18.5% decline in volume partially offset by a 6.0% increase in price. The volume decrease resulted from reducing sales of lower-margin paper products, which also favorably impacted average paper prices. Paperboard net sales for the two-month period ended December 31, 2005 increased $2.0 million, or 22.7%, compared with the year ago comparable period due to a 28.8% increase in volume partially offset by a 6.5% decrease in price. The paperboard volume increase was driven by increased sales of pulp in the export market. The price decrease was attributable to linerboard price declines in the latter part of 2005 and product mix changes.

Domestic paper volume decreased 27.0% while prices increased 8.8%. The reduction of lower-margin paper product sales was a key driver for the volume decline. Improved product mix and price increases for extensible grades during the latter part of 2005 contributed to the higher paper prices. Domestic paperboard volume improved 14.2%, while average prices declined 10.9%. Volume improved due to low customer inventories and modest demand growth associated with the growing U.S. economy.

Export sales for the two-month period ended December 31, 2005 was $14.0 million, or 33.2% of paper and paperboard net sales compared with $11.0 million, or 24.3% of paper and paperboard net sales, for the two-month period ended December 31, 2004. Export paper and paperboard volume increased 24.2% and 36.2%, respectively, due to increased sales of extensible papers and pulp. Average price decreased 0.8% and 2.7% for export paper and paperboard, respectively, due primarily to changes in product mix.

Paper and paperboard operating loss was $5.9 million for the two-month period ended December 31, 2005 compared with an operating loss of $1.1 million for the two-month period ended December 31, 2004. The biggest factors affecting the transition period were increased sales of pulp, decreased sales of Kraft paper and increased costs of production. Costs increased due to lower labor productivity as indicated by a 6.7% increase in labor costs per ton of paper and paperboard produced and increased fuel prices resulting in an increase in purchased energy costs of 4.4%. Fiber costs decreased 2.1%. Based on our revised capacity of 10 machines and 3,100 tons per day, our Longview mill operated at 83% of capacity for the two-month period ended December 31, 2005 compared with 82% for the year ago comparable period.

Operating results for the two-month period ended December 31, 2005 were negatively affected by selling, administrative and general expenses of $6.2 million compared with $5.1 million for the two-month period ended December 31, 2004. The increase was due primarily to increased costs associated with the REIT conversion, Sarbanes-Oxley and business process improvement initiatives.

Converted Products

                                                       Two months ended
                                                          December 31                    Percentage
                                                     2005            2004            Increase/(Decrease)
                                                 ______________________________    ________________________
Converted products sales, $ millions              $    74.0      $    73.8                    0.3%
Converted products operating
    loss, $ millions                                   (6.3)          (0.6)                   -
Converted products, tons                             91,336         89,470                    2.1
Converted products, $/ton                         $     811      $     825                   (1.7)


Converted products net sales for the two-month period ended December 31, 2005 were $74.0 million compared with $73.8 million for the two-month period ended December 31, 2004. This 0.3% increase was due primarily to a 2.1% increase in volume substantially offset by a 1.7% decrease in average price. Demand increased due to favorable agricultural conditions in the Pacific Northwest and an improving economy.

The operating loss was $6.3 million for the two-month period ended December 31, 2005 as compared with an operating loss of $0.6 million for the two-month period ended December 31, 2004. This increased loss was primarily attributable to the decrease in average sales prices, an increase of 10.5% in the cost of paperboard from our mill and a labor cost increase of 1.5%. Operating loss was also negatively affected by selling, administrative and general expenses of $9.8 million as compared to $7.7 million for the year ago comparable period. The increase was due primarily to increased costs associated with the REIT conversion, Sarbanes-Oxley and business process improvement initiatives.

===============================================================================

                             Longview Fibre Company
                  ____________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    February 10, 2006            By:  /s/ Lisa J. McLaughlin
     ___________________________        _______________________________________
                                         Name:  Lisa J. McLaughlin
                                         Title: Senior Vice President -
                                                Finance, Secretary and Treasurer


__________________________________ ATTENTION __________________________________

       Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).
_______________________________________________________________________________